The Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever or any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

POLL RESULTS 2009 OF AGM

The board (the"Board") of directors (the"Directors") of China Southern Airlines Company Limited (the"Company") and all of its members confirm that this announcement does not contain any misrepresentation, misleading statement or material omission, and jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the contents of this announcement.

POLL RESULTS OF AGM

The annual general meeting for the Year 2009 of the Company  the ("AGM") was held at 9:30 a.m on 30 June 2010 at 1st Conference Room, 4/F, Guangzhou Baiyun International Airport Southern Airlines Pearl Hotel, Guangzhou,  Guangdong Province, the PRC.  The AGM was convened by the Board and presided by Mr. Si Xian Min, the Chairman of the Board. No resolutions proposed at the AGM were being vetoed or amended.

As at the date of the AGM, there were 8,003,567,000 shares of the Company (the "Shares") in issue, which was the total number of Shares entitling the holders to attend and vote for or against the resolutions proposed at the AGM. 12 shareholders and authorized proxies holding anaggregate of 5,329,529,599 Shares carrying voting rights, representing 66.59% of the total issued share capital of the Company, were present at the AGM.

In relation to resolution no. 6 proposed at the EGM, China Southern Air Holding Company ("CSAHC"),  Nan Lung Holding Limited ("NanLung") and Asia Travel Investment Company Limited ("Asia Investment"), which were deemed as connected persons of the Company, had abstained from voting in relation to the abovementioned resolution and Shares held by CSAHC, Nan Lung, Asia Investment and their respective associates (4,021,150,000 A Shares, 721,150,000 H Shares and 5,350,000 H Shares) were not counted towards the total number of Shares entitling shareholders of the Company to vote in respect of the resolution.

There was no restriction on any shareholder of the Company casting votes on any of the proposed resolutions at the AGM, and there was no Share entitling the holders to attend and vote only against the resolutions proposed at the AGM.

All resolutions as set out in the notice of the AGM were duly passed and the poll results are as follows:

Ordinary Resolutions		Total valid votes	For	Against	Abstain	For %
1.	to consider and approve the Report of the Directors of the Company for the year 2009.	5,329,529,599	5,328,705,099	128,250	696,250	99.9845%

2.	to consider and approve the Report of the Supervisory Committee of the Company for the year 2009.	5,329,529,599	5,328,697,599	113,250	718,750	99.9844%

3.	to consider and approve the audited consolidated financial statements of the Company for the year 2009.	5,329,529,599	5,327,844,299	113,250	1,572,050	99.9684%

4.	to consider and approve the profit distribution proposal for the year 2009.	5,329,529,599	5,328,490,299	240,300	799,000	99.9805%

5.	to consider and approve the appointment of KPMG Huazhen as the PRC auditors of the Company of the year 2010 and KPMG as the international auditors of the Company of the year 2010 and authorize the Board to determine their remuneration	5,329,529,599	5,328,702,949	145,400	681,250	99.9845%

6.	to consider and approve the 2010 annual cap of the continuing connected transactions entered into between the Company and CSAHC and its controlled entities.	587,229,599	586,274,399	205,750	749,450	99.8373%

7.	to consider and approve the extension of airlines service agreement entered into between the Company and TravelSky Technology Limited for one year.	5,329,529,599	5,328,661,349	145,750	722,500	99.9837%

8.	To consider and approve the proposal in relation to the extension of the term of the fifth session of the Board until the sixth session of the Board is elected in the general meeting of the Company	5,329,529,599	5,136,089,822	5,608,000	187,831,777	96.3704%

9.	To consider and approve the proposal in relation to the extension of the term of the fifth session of the Supervisory Committee until the sixth session of the Supervisory Committee is elected in the general meeting of the Company	5,329,529,599	5,120,197,822	21,500,000	187,831,777	96.0722%

According to the requirements of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the"Listing Rules"), KPMG was appointed as the scrutineer in respect of votings at the AGM. (Note)

Lv Hui and Wu Xiao Qing, PRC lawyers from T & Z Law Firm, attended the AGM and issued a legal opinion stating that the convening and holding of the AGM, the procedures for the holding of the AGM, the eligibility of the persons who attended the AGM and the procedures for voting at the AGM are in compliance with the PRC Company Law, the Regulation of the Shareholders’ Meeting of a Listed Company, and the Articles of Association of the Company, and that the resolutions passed at the AGM are lawful and valid.

Note:  The poll results were subject to scrutiny by KPMG, Certified Public Accountants, whose work was limited to certain procedures requested by the Company to agree the poll results summary prepared by the Company to poll forms collected and provided by the Company to KPMG. The work performed by KPMG in this respect did not constitute an assurance engagement made in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements nor did it include provision of any assurance or advice on matters of legal interpretation  or entitlement to vote.

By order of the Board China Southern Airlines Company Limited Xie Bing and Liu Wei Joint Company Secretaries

Guangzhou, the People’s Republic of China

30 June 2010

As at the date of this announcement, the Directors include Si Xian Min, Li Wen Xin,Wang Quan Hua, Liu Bao Heng,Tan Wan Geng, Zhang Zi Fang,  Xu Jie Bo and Chen Zhen You as executive Directors; and Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lam Kwong Yu as independent non-executive Directors.